UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 1, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Clean Energy Fuels Corp.

File No. 333-137124 - CF#26838

_____

Clean Energy Fuels Corp. submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on September 6, 2006, as amended.

Based on representations by Clean Energy Fuels Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.18	through June 28, 2014
Exhibit 10.19	through June 28, 2014
Exhibit 10.21	through June 30, 2014
Exhibit 10.25	through November 3, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel